200 East Basse Road San Antonio, Texas 78209

May 22, 2015

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Carlos Pacho, Senior Assistant Chief Accountant
Inessa Kessman
Terry French

Re:	iHeartMedia Capital I, LLC
Form 10-K for the Fiscal Year Ended December 31, 2014
Response Dated April 23, 2015
File No. 333-158279-36

Ladies and Gentlemen:

Set forth below is the response of iHeartMedia Capital I, LLC a Delaware limited liability company (the “Company,” “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 14, 2015, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Commission on February 19, 2015.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.	We note your response to our prior comment and your statement that, “(w)ith respect to the Company’s iHM and International outdoor segments, digital advertising is not a material component of either segment’s results of operations.” However, in your earnings call on February 19, 2015 with regard to your international outdoor segment you state that, “(i)n the U.K., our digital portfolio is rapidly expanding.” With regard to your iHeartMedia segment you make the following statements:

•	“(a)s you know, digital is a growing business for us and I am happy to say that in 2014, we grew both our local and national digital businesses,”

•	“(o)ur digital radio platform has grown faster than any other digital radio service”

•	“more budgets are going to digital, which again I think plays into everything, it plays into our sweet spot.”

•	“there are over 90 million unique digital visitors across our iHeartRadio network and our social presence is larger than ever with more than 70 million followers.”

Please tell us why you believe the growth in digital advertising is not a material trend that should be quantified, allowing investors to measure the pace of its growth and the effect on future results of operations. Also, please tell us more information regarding traditional advertising and whether you see any material trends that will impact future results of operations. Furthermore, tell us how you track digital revenue versus traditional revenue and if you track digital cost of revenue separately.

Response: We acknowledge the Staff’s comment and agree that management has referenced the impact of digital on the operations of our iHM segment. The evolution of digital as a medium for listening to music and thereby driving advertising dollars is a growing but still nascent trend in the industry and therefore has increasingly drawn the focus of our management team as well as analysts. We separately track digital revenues for our iHM segment based on the revenue type captured in our billing system. We separately track certain costs of our digital revenues (e.g. digital performance royalties, commissions, digital development, etc.) for our iHM segment, but not all costs and expenses related to digital are captured or analyzed separately. For the years ended December 31, 2012, 2013 and 2014, iHM segment digital revenues (including from streaming audio, video, as well as banner ads on our websites) represented approximately 2.1%, 2.5% and 2.6%, respectively, of consolidated Company revenues and approximately 4.2%, 5.0% and 5.2%, respectively, of iHM segment revenues. As a result, we do not view digital as having a material impact on our results of operations. In addition, we do not expect it to have a material impact on our results of operations in the near to medium term given the historic pace of growth. However, due to the increased focus on our digital platforms in the iHM segment, we will undertake to include a discussion of this trend in our Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 10-K”). Terrestrial broadcast radio listening has remained the most significant means for consumers to access music and other audio programming for decades. The percentage of consumers who listen to broadcast radio at least once per week has remained at approximately 92% since 1970. Accordingly, we believe traditional advertising on terrestrial broadcast radio will continue to be our most significant source of revenue, and we believe digital advertising revenue will be incremental.

With respect to our International outdoor segment, for which the pace of growth in digital displays has increased in recent years, the impact to the segment continues to be immaterial. Of the 537,000 advertising displays in the International outdoor segment, only 4,800, or less than 1%, are digital displays. Because digital is a relatively new product in our international markets, it is generally bundled to be sold alongside primarily traditional advertising displays. Due to the decentralized nature of our international operations, neither segment management nor senior management separately track or review digital revenues or cost of revenues at the International outdoor segment level. Local country management maintains records regarding digital revenues, however as such revenues are not significant, these figures are not reported to, nor reviewed by, segment or Company management. We estimate that digital revenues for our International outdoor segment represented approximately 1% - 2% of consolidated Company revenues for each of 2013 and 2014 and approximately 5% - 7% of International outdoor segment revenues. In the majority of our international markets, digital represents an area of incremental growth to us and our competitors. However, growth of our international digital displays must occur in tandem with growth in our traditional displays. As such, continued implementation of digital assets in specific markets is one of many strategies being focused on by segment leadership. While we do not believe this growth currently represents a material trend that would impact an investor’s understanding of our results of operations, due to the increased focus on our digital platforms, we will undertake to include a discussion of this trend in the 2015 10-K.

Finally, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (210) 822-2828.

Sincerely,

/s/ RICHARD J. BRESSLER

Richard J. Bressler

President, Chief Operating Officer and Chief

Financial Officer